Exhibit 4.2

AMENDMENT NO. 1

TO

RIGHTS AGREEMENT

This Amendment No. 1 to Rights Agreement is effective as of December 24, 2013 (“Amendment”), by and between Bryn Mawr Bank Corporation, a Pennsylvania corporation (the “Company”), and Computershare Inc. (successor by merger to Computershare Shareowner Services LLC), as Rights Agent (the “Rights Agent”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement (as defined below).

WITNESSETH:

WHEREAS, the Company is party to that certain Rights Agreement, dated as of November 16, 2012 (the “Rights Agreement”), with the Rights Agent;

WHEREAS, Section 27 of the Rights Agreement provides that, subject to the terms and conditions thereof, the Company may and the Rights Agent shall, if the Company so directs, supplement or amend the Rights Agreement without the approval of any holders of certificates representing shares of Common Stock of the Company; and

WHEREAS, the Company now desires to amend and directs the Rights Agreement to be amended as set forth in this Amendment.

NOW THEREFORE, in consideration of the premises, the mutual agreements herein set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Amendment to Section 1(u). Section 1(u) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

(u) “Final Expiration Date” shall mean 12:01 a.m. on December 24, 2013.

2. Final Expiration Date. The Rights Agreement, including all Exhibits attached thereto, is amended such that all references to the date November 16, 2015 are hereby amended to reference the date December 24, 2013.

3. Full Force and Effect. Except as expressly provided herein, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof.

4. Counterparts. This Amendment may be executed in any number of counterparts, which shall for all purposes be deemed an original, and all such counterparts together shall constitute but one and the same instrument. Originally executed counterparts may be delivered by facsimile or similar means of electronic transmission, including “PDF,” and any such delivery shall be valid for all purposes as delivery of a manual signature and equally admissible in any legal proceedings to which any party is a party.

5. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Pennsylvania and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions, regarding the rights, duties, obligations and liabilities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State, without regard to the principles or rules concerning conflicts of laws which might otherwise require application of the substantive laws of another jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

BRYN MAWR BANK CORPORATION

By:	/s/ Francis J. Leto
Name:	Francis J. Leto
Title:	Vice President and General Counsel

COMPUTERSHARE INC.

By:	/s/ Dennis V. Moccia
Name:	Dennis V. Moccia
Title:	Manager, Contract Administration